Exhibit 99.5

1.05COMPENSATION
Compensation, as defined in Subsection 2.01(k) of the Basic Plan Document, shall be modified as provided below.

(a)Compensation Exclusions - Compensation shall not include reimbursements or other expense allowances, fringe benefits (cash and non-cash), moving expenses, deferred compensation, welfare benefits, unused leave (as described in Section 2.01(k)(2)), or any of the following additional item(s):
(1)    No additional exclusions.
(2)    Differential Wages.
(3)    Overtime pay.
(4)    Bonuses.
(5)    Commissions.
(6) The value of restricted stock or of a qualified or a non-qualified stock option granted to an Employee by the Employer to the extent such value is includable in the Employee's taxable income.
(7) Severance pay received prior to termination of employment. (Severance pay received following termination of employment is a severance amount as described in Subsection 2.01(k) and is always excluded.)
Note: If the Employer selects an option, other than (1) or (2) above, with respect to Nonelective Employer Contributions, Compensation must be tested to show that it meets the requirements of Code Section 414(s), unless 401(k) Safe Harbor Formula has been selected, or the allocations must be tested to show that they meet the general test under regulations issued under Code Section 401(a)(4). If the Employer selects an option, other than (1) or (2) above, and Option 1.11(a)(3), Safe Harbor Matching Employer Contributions, is selected, a Participant must be permitted to make Deferral Contributions under the Plan sufficient to receive the full 401(k) Safe Harbor Matching Employer Contribution, determined as a percentage of Compensation meeting the requirements of Code Section 414(s).

(b)Compensation for the First Year of Participation - Contributions for the Plan Year in which an Employee first becomes a Participant shall be determined based on the Employee's Compensation as provided below.
(1) Compensation for the entire Plan Year. (Complete (A) below, if applicable. If (A) is not selected, the amount of any Nonelective Employer Contribution for the initial Plan Year will be determined in accordance with this subsection 1.05(b)(1) using only Compensation from the Effective Date of the Plan through the end of the initial Plan Year.)
(A) For purposes of determining the amount of Nonelective Employer Contributions, other than 401(k) Safe Harbor Nonelective Employer Contributions, Compensation for the 12-month period ending on the last day of the initial Plan Year shall be used.
(2) Only Compensation for the portion of the Plan Year in which the Employee is eligible to participate in the Plan. (Complete (A) below, if applicable. If (A) is not selected, the amount of any Nonelective Employer Contribution for the initial Plan Year will be

Volume Submitter Defined Contribution Plan – 10/2014

PS Plan 88574-1607487130AA

2014 FMR LLC All rights reserved. 1

determined in accordance with this subsection 1.05(b)(2) using only Compensation from the Effective Date of the Plan through the end of the initial Plan Year.)
(A) For purposes of determining the amount of Nonelective Employer Contributions, other than 401(k) Safe Harbor Nonelective Employer Contributions, for those Employees who become Active Participants on the Effective Date of the Plan, Compensation for the 12-month period ending on the last day of the initial Plan Year shall be used. For all other Employees, only Compensation for the period in which they are eligible shall be used.

Volume Submitter Defined Contribution Plan – 10/2014

PS Plan 88574-1607487130AA

2014 FMR LLC All rights reserved. 2

AMENDMENT EXECUTION PAGE

Plan Name:    Liberty Latin America 401(k) Savings Plan (the "Plan")
Employer:    LiLAC Communications Inc.

[Note: These execution pages are to be completed in the event the Employer modifies any prior election(s) or makes a new election(s) in this Adoption Agreement. Attach the amended page(s) of the Adoption Agreement to these execution pages.]

The following section(s) of the Plan are hereby amended effective as of the date(s) set forth below:

Section Amended	Effective Date
1.05	01/01/2021
ADDITIONAL PROVISIONS ADDENDUM	01/01/2021

IN WITNESS WHEREOF, the Employer has caused this Amendment to be executed on the date given below.

Employer:    LiLAC Communications Inc.    Employer:    LiLAC Communications Inc.

By:    /s/ Chanpheng Botham     By:

Title:    Director, Executive Compensation    Title:

Date:    12/13/2020     Date:

Note: Only one authorized signature is required to execute this Adoption Agreement unless the Employer's corporate policy mandates two authorized signatures.

Accepted by:    Fidelity Management Trust Company, as Trustee

By:    /s/ Mike Durbin     Date:    12/13/2020

Title:    Authorized Signer

Volume Submitter Defined Contribution Plan – 10/2014

PS Plan 88574-1607487130AA

2014 FMR LLC All rights reserved. 3

ADDITIONAL PROVISIONS ADDENDUM

for

Plan Name: Liberty Latin America 401(k) Savings Plan

(a)Additional Provision(s) – The following provisions supplement and/or, to the degree described herein, supersede other provisions of this Adoption Agreement and the Basic Plan Document in the following manner:

(1)The following is added at the end of Subsection 1.07(a)(1)(A) as new Subsection 1.07(a)(1)(A)(i):
(i)The following deferral limit applies to Participants eligible to make Catch-Up Contributions: 75.00% (cannot be less than 75 and must be a whole number multiple of one percent) of Compensation. (Select only if Option 1.07(a)(4), Catch-Up Contributions, is selected below.)
(2)The following replaces Subsection 1.24(b):
1.24 INVESTMENT DIRECTION
(b)in accordance with the investment directions provided to the Trustee by each Participant for allocating his entire Account among the Permissible Investments, except, in the event the Employer contributes shares of Employer Stock, as defined in Section 20.12 of the Basic Plan Document, the Participant's election shall be subject to the following:
(1)Matching Employer Contributions shall remain invested in Employer Stock until the Participant who receives an allocation of such contribution elects to invest amounts attributable to such contribution in another available Permissible Investment.
(3)The following replaces Section 19.05:
19.05. Costs of Administration. All reasonable costs and expenses (including legal, accounting, and employee communication fees) incurred by the Administrator and the Trustee in administering the Plan and Trust may be paid from the forfeitures (if any) resulting under Section 11.08, from the suspense account described in this Section, if any, or from the remaining Trust Fund. All such costs and expenses paid from the remaining Trust Fund shall, unless allocable to the Accounts of particular Participants, be charged against the Accounts of all Participants as provided in the Service Agreement.
Amounts a service provider agrees to credit to the Plan in recognition of the service provider’s compensation for Plan services will be allocated to the Plan as follows: (a) to the extent an amount is attributable to a Permissible Investment, such amount shall be allocated to the Accounts of Participants and Beneficiaries pro rata based on the ratio that each Participant and Beneficiary’s balance in each such Permissible Investment bears to the total balances for all such Participants and Beneficiaries in such Permissible Investment; and, (b) to the extent an amount is a credit for float earnings of the Plan in excess of float expenses, such amount shall be allocated to a suspense account from which the Administrator may pay Plan expenses and/or allocate amounts to the Accounts of Participants and Beneficiaries pro rata based on their Account balances in the Trust excluding amounts invested in a loan pursuant to Article 9. Any amounts so allocated shall not constitute “annual additions” (as defined in Subsection 6.01(a)) under the Plan.

Volume Submitter Defined Contribution Plan – 10/2014

PS Plan 88574-1607487130AA

2014 FMR LLC All rights reserved. 4